Mail Stop 0306

February 9, 2005



VIA U.S. MAIL AND FAX (520) 512-8019

Mr. Shaun D. McMeans
Chief Operating Officer and Chief Financial Officer
LXU Healthcare, Inc.
3708 East Columbia Street
Tucson, Arizona 85714

	Re:	LXU Healthcare, Inc.
		Form 10-K for the year ended June 30, 2004


Dear Mr. McMeans:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended June 30, 2004

Liquidity and Capital Resources - Page 32

1. We noted that your Liquidity and Capital Resources discussion in
Management`s Discussion & Analysis is, in part, a recitation of your cash flow in narrative form. In accordance with Item 303 of Regulation S-K please revise future filings to discuss the factors that drive cash flows rather than simply discuss the line items that appear on the cash flow statement. In addition, discuss those items which management specifically believes may be indicators of the company`s liquidity condition in both the short term and long term.

Consolidated Statement of Operations - Page F-4

2. Revise future filings to present revenues from the sale of products and revenues from the provision of services separately in the income statement in accordance with Rule 5-03(b)(1) of Regulation
S-X.  See paragraph 19 of EITF 99-19.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition - Page F-10

3. In a supplemental response please tell us how you have concluded to recognize revenue gross for when you have the inventory on hand and net when you do not stock the vendor`s products. Please provide us with a complete EITF 99-19 analysis on how you determined a gross presentation versus a net presentation for both types of revenue. We note on page 10 where you state that you provide all of the fulfillment services for the revenue you record on a gross basis. Please cite the other factors in EITF 99-19 when determining to record revenues gross versus net.

4. We note from page 28 in your MD&A that the company offers discounts and rebates to customers:

* Explain the nature of your discounts and rebates and how you account for the programs. Cite the accounting literature upon which you relied.

* Address how the company considers these concessions with respect to the fixed and determinable criteria of SAB 104.

* Please quantify the total price concessions recognized in each period presented, including the interim periods.

5. We also noted in the Business section that the company provides additional services and "solutions" to customers as well as hands on training of clinicians and medical personnel related to use of your products. Tell us and expand your revenue recognition policy in future filings to address the following:

* Please tell us the nature of any additional services and post shipment obligations that the company provides to its customers, and

* Provide details of whether the revenue arrangements have multiple deliverable and the impact of EITF 00-21.

Loss Per Common Share - Page F-12

6. We noted that the company did not include any of the options or warrants outstanding in the computation of dilutive earnings per share and that you state that all outstanding options and warrants are antidilutive. However, we also noted that approximately 7.5 million shares were issued in fiscal 2002 at $.32 per share and an additional 1.3 million shares were issued in fiscal 2003 at $.32 per share. Tell us how it was determined that these shares were anti-dilutive.


Note 8. Preferred Stock - Page F-17

7. Supplementally tell us how you concluded that the Series G
Preferred Stock should be reclassified to a liability under SFAS
150.
Include references to paragraphs 9 and 10 as well as A1 - A9 in Appendix A.

* Tell us how you determined whether the shares were conditional or unconditional obligations of the company during the period in which the holder may convert shares at their option.

* Please explain the terms of the conversion that is at the option of the holder. We noted that "each share of Series G Stock is convertible into 100 shares of common stock, subject to adjustment, at the option of the holder."

8. We noted that you recorded a beneficial conversion feature related to your Series G Preferred Stock in December 2002. Provide details of the calculation of the $1 million charge and discuss how the conversion price was determined. How did you determine your commitment date? Please also tell us the guidance upon which you relied.

9. In this regard, we note that you also issued warrants to purchase
3.3 million shares of common stock at $.01 per share in connection with the issuance of the Series G Convertible Preferred Stock. Supplementally and in detail explain how you valued, recorded and accounted for these warrants. Demonstrate that your accounting complies with GAAP.

Note 9. Stock Options and Warrants - Page F-15

10. We noted that the company recapitalized its equity structure in
August 2002 and several series of preferred stock were converted to common stock. In addition, the company issued warrants to purchase common stock at $.01 per share to the holders of certain series of preferred stock in connection with the conversion. Tell us how you accounted for the recapitalization, cite the accounting literature upon which you based your accounting. Lastly, tell us the deemed fair value of the common stock on the various dates the warrants were issued.

11. We noted that the company repriced and/ or adjusted the exercise price of warrants as follows:

* The exercise prices on warrants to purchase 140,330 shares of common stock previously issued to certain preferred stockholders were repriced from $1.68 per share to $.01 per share.

* The exercise price on previously issued warrants to purchase
1,751,130 was "adjusted" from $1.00 per share to $.01 per share.

* The exercise price on 1,625,000 warrants to purchase common stock previously issued to certain Series E stockholders was repriced from
$1.00 per share to $.01 per share.

Please tell us how you accounted for repricing these warrants and cite the accounting literature on which you based your accounting.

Note 13. Business Segments - Page F-24

12. We noted that the company reports three operating segments, however, we also noted the Business section of the document where you state, "Today, we have two primary businesses: Specialty Medical
Distribution and the Manufactured Products Division...." Following
this statement, you provide further description of the company`s business based on these two primary businesses and reference Footnote
13. Please clarify to investors how these two discussions relate to each other and how management reviews the business. Revise in future filings so that this information is consistent to aid investors in understanding managements focus regarding the business.




*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

?	the company is responsible for the adequacy and accuracy of
the
disclosure in the filings;
?	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
?	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Julie Sherman, Staff Accountant, at (202)
824-
5506 or me at (202) 942-2813 if you have questions. In this regard, do not hesitate to contact Martin James, the Senior Assistant
Chief
Accountant, at (202) 942-1984.



							Sincerely,



							Daniel Gordon
							Branch Chief



??

??

??

??

Mr. Shaun D. McMeans
LXU Healthcare, Inc.
February 9, 2005
Page 1